

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany
Phone: +49 36 41/ 220-106
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Carl Zeiss Meditec AG

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States



Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: PKo/LFi
Date: 2009-08-18

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2009-08-13

Best regards,

Carl Zeiss Meditec AG
i. V. i. A.

Patrick Kofler
Director Investor Relations

Lydia Fischer
Assistant Investor Relations

Contact: +49 3641 220 106

13. August 2009


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec performed well in the first nine months 2008/2009

Consolidated revenue increases by 7.2 percent to EUR 478.5 million - cash flow from operating activities doubles in the reporting period

(JENA, 13 August 2009) Despite persistently difficult economic conditions, Carl Zeiss Meditec AG held its own again in the first nine months of 2008/2009 (1 October 2008 - 30 June 2009). Thanks to its broad portfolio and global orientation, the company generated solid growth of 7.2 percent to EUR 478.5 million. Carl Zeiss Meditec increased earnings before interest and taxes disproportionately to revenue, by 11.0 percent to EUR 53.6 million (previous year: EUR 48.3 million).

"These results prove that our operations have taken the right path. Thanks to solid consolidated net income, to which all business units contributed, and strong receivables management, we managed to double the operating cash flow in the first nine months to EUR 58.6 million. This financial stability lends us competitive strength", explains Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec AG.

Due to a lower financial result following a fall in the interest rates on capital investments, the consolidated net income after minority interests from October 2008 to June 2009, at EUR 32.5 million, was lower than the prior-year value (EUR 36.4 million). Earnings per share after minority interests totalled EUR 0.40 (previous year: EUR 0.45) in the first nine months of 2008/2009.

Press Release

Contact: +49 3641 220 106

13. August 2009


ZEISS

CARL ZEISS MEDITEC

Growth course in all business units

The "Ophthalmic Systems" strategic business unit, which primarily deals in diagnostic and treatment systems for ophthalmology, recorded a satisfactory revenue increase of 13.2 percent during the reporting period to EUR 232.2 (previous year: EUR 205.1) million. Here the company benefitted, in particular, from its innovative products and the currency development of the US dollar and the yen against the euro.

In the area of implants and consumables for ophthalmology, the "Surgical Ophthalmology" strategic business unit, revenue grew by 5.3 percent to EUR 61.6 (previous year: EUR 58.4) million, which was primarily due to higher revenues with innovative intraocular lenses.

Due to the reluctance in some cases to invest in the hospital sector, revenue in the Microsurgery SBU only increased slightly in the first nine months to EUR 184.7 (previous year: EUR 183.0) million. This growth was driven by the innovative surgical microscopes OPMI® Pentero® for neurosurgery and OPMI Lumera® for ophthalmic surgery.

The "Microsurgery" SBU accounted for a 38.6 percent share of revenue (previous year: 41.0 percent), while the "Ophthalmic Systems" SBU contributed 48.5 percent (previous year: 45.9 percent) and the "Surgical Ophthalmology" SBU the remaining 12.9 percent (previous year: 13.1 percent).

Contact: +49 3641 220 106

13. August 2009


CARL ZEISS MEDITEC

Asia/Pacific shows high growth rates

Carl Zeiss Meditec continued to generate high growth rates in the "Asia/Pacific" region during the first nine months of 2008/2009. Revenue in this region rose by 20.2 percent year-on-year to EUR 128.2 million (previous year: EUR 106.7 million). In addition to the Japanese market, the Indian market also contributed to this development. The region's share of revenue increased slightly to 26.8 percent, compared with 23.9 percent in the previous year.

The "Americas" region was once again the strongest generator of sales in the first nine months of 2008/2009. Here revenue increased by 9.6 percent from EUR 151.2 million to EUR 165.7 million. Positive influences came from sales of innovative diagnostic equipment and surgical microscopes. In addition, the same period of the previous year was significantly influenced by economic turbulence, especially in the United States. The region's share of revenue increased slightly to 34.7 percent, compared with 33.8 percent in the previous year. The proportion of Carl Zeiss Meditec's revenue generated by Germany as a regional market decreased compared with the same period of the previous year from 8.9 percent to 8.3 percent.

The sales drivers in the "Europe, Middle East and Africa" (EMEA) region were diagnostic systems, surgical microscopes and intraocular lenses. Revenue amounted to EUR 144.8 million (previous year: EUR 149.0 million) in the reporting period. The proportion of consolidated revenue generated by this region decreased from 33.4 percent to 30.2 percent year-on-year

Press Release

Contact: +49 3641 220 106

13. August 2009


ZEISS

CARL ZEISS MEDITEC

Positive outlook for financial year 2008/2009

Given a strong order intake at the end of Q3 of this financial year, Carl Zeiss Meditec expects at least five percent revenue growth with stable profitability for financial year 2008/2009.

President and CEO Dr. Kaschke explains: "However, it is the medium- and long-term outlook that is more important to us than short-term developments: for our objective is to achieve sustainable profitable growth. In the longer-term we are well-equipped, thanks to our strategic orientation, our technological innovative strength and our financial muscle, to continue our investment even now into customer-oriented innovations and into strengthening our sales and service structures. This puts us in a position to successfully overcome the challenges that arise in the near future."

Press Release

Contact: +49 3641 220 106

13. August 2009


ZEISS

CARL ZEISS MEDITEC

Press contacts:

Eva Sesselmann
Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Phone: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Phone: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is listed in the Tec-DAX of the Deutsche Börse and is one of the world's leading medical technology suppliers.

The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases. The company creates innovative visualisation solutions in the field of microsurgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies, such as intraoperative radiation therapy.

In the 2007/2008 (30 September) financial year the 2,100 employees generated revenue of approximately 600 EUR million. The registered office of Carl Zeiss Meditec is located in Jena, Germany. The company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

Press Release


ZEISS

CARL ZEISS MEDITEC

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". The head office of Carl Zeiss AG is in Oberkochen, Germany. In financial year 2007/08 (balance sheet date 30 September) the group posted sales of around EUR 2.7 billion. Carl Zeiss has a total workforce of about 13,000 in over 30 countries, over 8,000 of them in Germany.

Further information: http://www.meditec.zeiss.de

Press Release